NO ACT

PE
11-10-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

09013113

Received SEC
DEC 11 2009
Washington, DC 20549

December 11, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/11/09

Stuart S. Moskowitz
Senior Counsel
Corporate Law Department
International Business Machines Corporation
One New Orchard Road, MS 329
Armonk, NY 10504

Re: International Business Machines Corporation
Incoming letter dated November 10, 2009

Dear Mr. Moskowitz:

This is in response to your letter dated November 10, 2009 concerning the shareholder proposal submitted to IBM by Mark Raimer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mark Raimer

*** FISMA & OMB Memorandum M-07-16 ***

December 11, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: International Business Machines Corporation
Incoming letter dated November 10, 2009

The proposal seeks to have the board reassess and revise the company's policy of payments for former employees with vested rights retirement compensation and proposes an adjustment to payments to include cost-of-living increases.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(i)(7), as relating to IBM's ordinary business operations. In this regard, we note that the proposal relates to the terms of IBM's employee retirement plans. Proposals concerning the terms of general employee benefit plans are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which IBM relies.

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

2009 NOV 13 PM 3:13

IBM®

Corporate Law Department
One New Orchard Road, MS 329
Armonk, NY 10504

November 10, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: IBM Stockholder Proposal of Mr. Mark Raimer

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a letter dated October 15, 2009 from Mr. Mark Raimer (the "Proponent"), a former IBM employee with vested rights who is now drawing monthly retirement compensation under the IBM Personal Pension Plan. The Proponent's letter included a stockholder proposal (the "Proposal"), a copy of which is attached as **Exhibit A.**

The Proposal reads as follows:

> ***I PROPOSE THAT THE IBM BOARD OF DIRECTORS REASSESS AND REVISE IBM's POLICY OF PAYMENTS FOR FORMER IBM EMPLOYEES WITH VESTED RIGHTS RETIREMENT COMPENSATION. AS STATED IN THE IBM PERSONAL PENSION PLAN, DOCUMENT NUMBER USHR113 DATED DECEMBER 1, 2008 SECTION 1.13.6 "CHANGES TO THE IBM BENEFITS PLAN." I PROPOSE AN ADJUSTMENT TO PAYMENTS TO INCLUDE THE COST OF LIVING INCREASES.***

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 27, 2010 (the "2010 Annual Meeting") for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(i)(7) AS RELATING TO THE CONDUCT OF THE ORDINARY BUSINESS OPERATIONS OF IBM.

The Company believes that the Proposal may be omitted from the Company's proxy materials pursuant to the provisions of Rule 14a-8(i)(7) because it deals with matters relating to the conduct of the ordinary business operations of the Company.

The Proponent, a former IBM employee with vested rights now receiving monthly IBM retirement benefits under the IBM Personal Pension Plan, wants IBM to provide a cost of living increase to IBM employees with vested rights -- including himself and others similarly situated. This is an ordinary business matter. The general administration by the Company of its employee benefit plans, such as the company retirement plans, including the amount of retirement benefits to be paid out to people such as the Proponent -- including any increases and modifications to be made thereunder -- are activities that are part of the ordinary business operations of the Company.

The Commission has long recognized that proposals concerning the amount of pension benefits as well as other types of benefit decisions for the employee population relate to the ordinary business operations of a corporation, and the staff has consistently concurred to the omission under Rule 14a-8(i)(7) of similar proposals regarding employee retirement, health, medical and other benefits. AT&T Inc. (November 19, 2008) (modifications to pension plan eligibility provisions); Vishay Intertechnology, Inc. (February 19, 2008)(proposal to award increases to its pensioners to compensate for increases in the cost-of-living during the years in which awards were not made); Citigroup (December 31, 2007) (post retirement supplement to pension payments of current eligible retirees); General Electric Company (January 16, 2007)(annual cost-of-living adjustment for all GE pension plans); WGL Holdings, Inc. (November 17, 2006) (requesting moderate raise to retirement pay); International Business Machines Corporation (December 20, 2004)(proposal seeking raises for "long term retirement people"); Raytheon Company (January 30, 2004) (proposal to raise the pensions of certain participants in proportion to the number of years a retiree had been in the plan during a certain period); Tyco International Ltd. (January 2, 2004)(proposal to provide alternative of a cost of living allowance or lump sum settlement to pension plan participants); Lucent Technologies Inc. (November 26, 2003)(proposal regarding compensation and increasing retirement benefits); ALLETE, Inc. (March 5, 2003)(proposal to change the method of computing cost of living adjustments for retirees); General Electric Corporation (January 9, 2003)(proposal to "treat all pensioners equally"); GenCorp Inc. (December 27, 2002)(proposal to adjust benefits in subsidiary's benefit plan); Bank of America Corporation (March 5, 2002)(annual retiree COLA); United Technologies Corporation (February 20, 2001)(retiree COLA); International Business Machines Corporation (January 2, 2001)(proposal to grant a cost of living allowance to the pensions of IBM retirees); International Business Machines Corporation (January 2, 2001)(proposal to provide a Medicare supplemental insurance policy for IBM retirees on Medicare); International Business Machines Corporation (December 30, 1999)(proposal to adjust defined benefit plan to mitigate the impact of increases in the cost of living for retired employees excluded under Rule 14a-8(i)(7)); Bell Atlantic Corporation (October 18, 1999)(proposal to increase retirement benefits for retired management employees); Burlington Industries, Inc. (October 18, 1999)(proposal to adopt new retiree health insurance plan offering HMO's and covering retirees that were forced out and to reinstate dental benefits for certain retirees); Lucent Technologies, Inc. (October 4, 1999)(proposal to increase "vested pension" benefits); International Business Machines Corporation (January 15, 1999)(proposal seeking to change scope of Company's medical benefits plan coverage provisions); General Electric Company (January 28, 1997)(proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation); Allied Signal Inc. (November 22, 1995)(retirement benefits); American Telephone and Telegraph Company (December 15, 1992)(pension and medical benefits); Minnesota Mining and Manufacturing Company (February 6, 1991)(employee health and welfare plan selection); General Motors Corporation (January 25, 1991)(scope of health care coverage); and Procter & Gamble Co. (June 13, 1990)(prescription drug plan).

The Proponent seeks to have the Company give certain former employees, including himself, an increase in pension benefits. Aside from the fact that this Proposal also clearly fails under Rule 14a-8(i)(4), *see argument II, infra*, this type of Proposal is improper for stockholder consideration under Rule 14a-8(i)(7), as the determination of the amount of benefits payable under the company's pension plan has consistently been administered by the Company as part of its ordinary business operations. Since this type of proposal directly addresses the Company's ordinary business operations, it should be excluded under Rule 14a-8(i)(7). See AT&T Inc. (November 19, 2008)(modifications to pension plan eligibility provisions); Allied Signal, Inc. (November 22, 1995)(proposal to increase pension benefits for retired employees excluded under former Rule 14a-8(c)(7)); see generally Mobil Corporation (January 26, 1993)(policies with respect to downsizing activities); International Business Machines Corporation (February 19, 1992)(employee benefits relating to medical plans); Consolidated Edison Company (February 13, 1992) (general compensation issues relating to amendment of existing pension benefits); General Electric Company (February 13, 1992) (general compensation issues relating to increase in pension benefits); and NYNEX (February 13, 1992)(general compensation issues relating to standardization of medical and other benefits). Therefore, upon the basis of these consistent precedents by the staff of the SEC with regard to the subject matter of the instant Proposal, the Company requests that no enforcement action be recommended to the Commission if it excludes the Proposal on the basis of Rule 14a-8(i)(7).

II. THE PROPOSAL MAY ALSO BE OMITTED UNDER RULE 14a-8(i)(4) AS A PERSONAL BENEFIT APPLICABLE TO THE PROPONENT AND CERTAIN OTHER IBM RETIREES WHICH IS NOT SHARED WITH OTHER STOCKHOLDERS AT LARGE.

In addition to Rule 14a-8(i)(7), Rule 14a-8(i)(4) permits exclusion of the Proposal inasmuch as it relates to the redress of a personal claim or grievance against the company and is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared with other stockholders at large.

As noted earlier, the Proponent is a former IBM employee now receiving monthly pension benefits from the Company's Personal Pension Plan. He seeks, through his request for a pension cost of living increase, for the Company to provide more money, both to him and others similarly situated. It is clear that if his Proposal were to be implemented, the Proponent and certain other former IBM employees would glean a direct and immediate financial benefit. As noted earlier, the Company believes that the Proposal is otherwise fully excludable under Rule 14a-8(i)(7), as it relates to the Corporation's ordinary business operations. In addition, however, this Proposal is also excludable here under Rule 14a-8(i)(4), as the Proponent seeks a clear personal benefit that will accrue specifically to him and other former IBM employees with vested rights under our pension plan, but not to IBM stockholders at large.

The Commission long ago established that the purpose of a stockholder proposal process is "to place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation...." Release 34-3638 (January 3, 1945)(Exchange Act Regulation 241.3638). The purpose of Rule 14a-8(i)(4) is to allow registrants to exclude proposals that involve disputes that are not of interest to stockholders in general. The provision was originally developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Release 34-12999 (November 22, 1976).

It is clear the Proposal would provide direct personal benefit to the Proponent, and it is just as clear that the Proposal would not be of any benefit to IBM stockholders at large. This is because the Proponent is requesting, for himself and for certain other former IBM employees, a financial benefit which cannot be shared with the overwhelming majority of IBM stockholders at large who are not former IBM employees with vested retirement rights. The Commission has consistently taken the position that Rule 14a-8 is intended to provide a means for shareholders to communicate on matters of interest to them as shareholders, and not to further personal interests. See Release No. 34-19135 (October 14, 1982). While paragraph (i)(7) of Rule 14a-8, noted earlier, provides an independent substantive basis for omission of this Proposal, paragraph (i)(4) of this rule, and its predecessor, Rule 14a-8(c)(4), have been cited by companies, just as consistently, as an alternate basis for omitting proposals seeking to increase or otherwise adjust the amount of pension benefits such as the one requested here. In many of the cases that we have reviewed, the staff has concluded that such proposals related to the ordinary conduct of the registrant's business and therefore the staff did not find it necessary to address the personal grievance exclusion as an alternative basis. See e.g., International Business Machines Corporation (January 13, 1993); American Telephone and Telegraph Company (December 15, 1992).

Since the Company believes that Rule 14a-8(i)(4) provides an equally adequate basis in this particular case for omitting this Proposal from our proxy materials , we also request that no enforcement action be recommended if we exclude the Proposal on the basis of Rule 14a-8(i)(4). See International Business Machines Corporation (January 6, 1995)(proposal to reinstate health benefits properly excluded by staff under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994)(proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994)(proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); and General Electric Company (January 25, 1994)(proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)). See also Tri-Continental Corporation (February 24, 1993)(Former Rule 14a-8(c)(4) utilized by staff to exclude proposal seeking registrant to assist the Proponent in a lawsuit against former employer); Caterpillar Tractor Company (December 16, 1983)(former employee's proposal for a disability pension properly excluded as personal grievance).

We are sending the Proponent a copy of this letter, advising him of our intent to exclude the Proposal from our proxy materials. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the staff. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,

Stuart S. Moskowitz
Senior Counsel

Attachment

cc: Mr. Mark Raimer
Cranberry Cottage

*** FISMA & OMB Memorandum M-07-16 ***

10-19-09 A11:58 IN

OFFICE OF THE SECRETARY
INTERNATIONAL BUSINESS MACHINES CORP
NEW ORCHARD ROAD. MAILDROP 301
ARMONK NY. 10504

MARK RAIMER

*** FISMA & OMB Memorandum M-07-16 ***

OCT-15-2009

STOCKHOLDER PROPOSAL.

I PROPOSE THAT THE IBM BOARD OF DIRECTORS REASSESS AND REVISE IBM'S POLICY OF PAYMENTS FOR FORMER IBM EMPLOYEES WITH VESTED RIGHTS RETIREMENT COMPENSATION. AS STATED IN THE IBM PERSONAL PENSION PLAN, DOCUMENT NUMBER USHR113 DATED DECEMBER 1, 2008 SECTION 1.13.6 "CHANGES TO THE IBM BENEFITS PLAN."

I PROPOSE AN ADJUSTMENT TO PAYMENTS TO INCLUDE THE COST OF LIVING INCREASES.

IBM HAS FAILED TO KEEP ITS COMMITMENT TO FORMER EMPLOYEES WITH VESTED RIGHTS, BY NOT ADJUSTING PAYMENTS. IN THE PAST IBM HAS ASKED DEDICATED EMPLOYEES TO CONSIDER EARLY RETIREMENT OR DEPARTURE TO REDUCE IT'S WORKFORCE AND EXPENSES. WHEN VESTED RIGHTS EMPLOYEES CHOOSE TO BENEFIT IBM BY LEAVING, IT WAS A FINANCIAL DECISION BASE ON THE DOLLARS THEN CURRENT VALUE (PURCHASING POWER), AND A BELIEF THAT THEIR RETIREMENT PAYMENTS WOULD BE ADJUSTED TO MAINTAIN THAT PURCHASING POWER.

AN EMPLOYEE RETIRING 20 YEARS AGO ON (EXAMPLE) $500 PER MONTH CAN NO LONGER PURCHASE THE BASIC NECESSITIES IN TODAYS ENVIRONMENT.

IBM IS FAR TO GREAT A CORPORATION TO ALLOW THIS STAGNANT POLICY TO CONTINUE. IBM MUST NOT ABANDON IT'S FORMER EMPLOYEES WHO HAVE CONTRIBUTED TO ITS CURRENT SUCCESS.

RESPECTFULLY YOURS

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